Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Statement of Additional Information, dated May 1, 2026, and included in this Post-Effective Amendment No. 7 to the Registration Statement Form N-4, File No. 333- 282080 of Principal Life Insurance Company (the “Registration Statement”).

We also consent to the incorporation by reference of our reports (1) dated March 26, 2026 with respect to the consolidated financial statements of Principal Life Insurance Company, and (2) dated March 26, 2026 with respect to the financial statement schedules of Principal Life Insurance Company included in form N-VPFS for the year ended December 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Des Moines, Iowa
April 29, 2026